SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Subject Companies (Issuers))

CapitalSource Inc.
CapitalSource Finance LLC
(Name of Filing Persons (Issuers))

3.5% Senior Convertible Debentures Due 2034 of CapitalSource Inc.,
which are fully and unconditionally guaranteed by CapitalSource Finance LLC
(Title of Class of Securities)

14055X AD 4
14055X AC 6
(CUSIP Number of Class of Securities)

Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, Maryland 20815
(301) 841-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:
James E. Showen, Esq.
Kevin L. Vold, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, D.C. 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $330,000,000	Amount of Filing Fee*: $35,310

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $330,000,000 of CapitalSource Inc.’s new 4% Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed on a senior subordinated basis by CapitalSource Finance LLC, for a like principal amount of CapitalSource Inc.’s currently outstanding 3.5% Senior Convertible Debentures due 2034 (the “Old Notes”), which are guaranteed on a senior basis by CapitalSource Finance LLC. The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $330,000,000.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,310
Form or Registration No.:	Form S-4 (File Nos. 333-140649 and 333-140649-01)
Filing party:	CapitalSource Inc. and CapitalSource Finance LLC
Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by CapitalSource Inc., a Delaware corporation (the “Company”), and CapitalSource Finance LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“Finance”), to exchange up to $330,000,000 aggregate principal amount of a new series of the Company’s 4% Senior Subordinated Convertible Debentures due 2034 (the “New Notes”), which will be guaranteed by Finance on a senior subordinated basis, for up to $330,000,000 aggregate principal amount of outstanding 3.5% Senior Convertible Debentures due 2034 of the Company (the “Old Notes”), which are guaranteed by Finance on a senior basis, upon the terms and subject to the conditions contained in the prospectus dated February 28, 2007 (“Base Prospectus”), as supplemented by the prospectus supplements dated March 6, 2007, March 9, 2007 and March 19, 2007 (“Prospectus Supplements”), each of which forms a part of the Registration Statement on Form S-4 (File Nos. 333-140649 and 333-140649-01) filed by the Company and Finance, as amended (the “Registration Statement”), and which is incorporated herein by reference.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The Exchange Offer expired at 5:00 p.m., New York City time, on March 30, 2007. On April 4, 2007, the Company issued a press release reporting the results of the Exchange Offer. A copy of that press release is attached hereto as Exhibit(a)(5) and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Item 4 is hereby supplemented and amended as follows:

The Exchange Offer expired at 5:00 p.m., New York City time, on March 30, 2007. The Company has been advised by Wells Fargo Bank, N.A., as trustee, that pursuant to the terms of the Exchange Offer, $321,554,000 in aggregate principal amount at maturity of the Old Notes, representing approximately 97% of the Old Notes, were validly tendered for exchange and not withdrawn. The Company has accepted all such Old Notes for exchange and the settlement and exchange of the New Notes is being made promptly. Following settlement of the exchange, $8,446,000 in aggregate principal amount at maturity of Old Notes and $321,554,000 in aggregate principal amount at maturity of the New Notes will be outstanding.

Item 12.	Exhibits.

Item 12 is hereby supplemented and amended as follows:

(a)(5)	Press release issued by the Company on April 4, 2007.

Item 1 through 3, 5 through 11 and 13.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.

By:	/s/ Steven A. Museles
Steven A. Museles
Executive Vice President

Date: April 3, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE FINANCE LLC

By:	/s/ Steven A. Museles
Steven A. Museles
Executive Vice President

Date: April 3, 2007

EXHIBIT INDEX

(a)(5)	Press release issued by the Company on April 4, 2007.